80 12/13

04013579

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED DEC - 6 2004 213 SEC MAIL PROCESSING SECTION WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25898

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. R. MAYO & COMPANY, INC.

OFFICIAL USE ONLY
8658
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED DEC 16 2004 THOMSON FINANCIAL

900 South Meadows Parkway, #491
(No. and Street)

Reno (City) NV (State) 89511 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL L. PANCAKE 775-852-5350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILSON MARKLE STUCKEY HARDESTY & BOTT
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle #200 Larkspur, CA 94939
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/9

OATH OR AFFIRMATION

I, DANIEL L. PANCAKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. R. MAYO & COMPANY, INC., as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MICHELE MERRITT GARDNER
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 99-57284-2 - Expires July 17, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D. R. Mayo & Company, Inc.

Financial Statements

and

Supplemental Information

Years ended September 30, 2004 and 2003

with

Reports of the Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

Board of Directors
D. R. Mayo & Company, Inc.

We have audited the accompanying statement of financial condition of D. R. Mayo & Company, Inc. as of September 30, 2004 and 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. R. Mayo & Company, Inc. as of September 30, 2004 and 2003, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
November 17, 2004

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

D. R. Mayo & Company, Inc.
Statement of Financial Condition
September 30, 2004 and 2003

	2004	2003
Current assets		
Cash	$26,084	$26,251
Commissions receivable from clearing broker	20,359	21,718
Prepaid expenses	1,723	--
Total current assets	48,166	47,969
Property and equipment, at cost, net of accumulated depreciation of $44,981 (2003 - $43,514)	2,001	3,468
Deposits and other assets	1,224	4,233
Total assets	$51,391	$55,670
Current liabilities		
Accounts payable	$9,818	$29,859
Accrued employee expenses	10,524	10,432
Income taxes payable	479	--
Total current liabilities	20,821	40,291
Stockholder's equity		
Common stock, no par value; 10,000 shares authorized, 1,000 shares issued and outstanding	15,000	15,000
Additional paid-in-capital	339,594	339,594
Retained earnings (deficit)	(324,024)	(339,215)
Total stockholder's equity	30,570	15,379
Total liabilities and stockholder's equity	$51,391	$55,670

See accompanying notes.

D. R. Mayo & Company, Inc.
Statement of Operations
Years ended September 30, 2004 and 2003

	2004	2003
Revenue		
Commissions	$296,051	$368,524
Gain (loss) on investment	--	(660)
Miscellaneous	711	2,440
Interest	146	121
Total revenue	296,908	370,425
Expenses		
Commissions and salaries	106,803	127,817
Payroll taxes	8,946	10,540
Transaction clearing and quotes	86,736	96,071
Accounting and audit	2,617	3,696
Dues and subscriptions	61	1,260
Insurance	3,088	4,776
Legal and arbitration	--	1,775
Meals, travel and entertainment	3,003	5,736
Other outside services	2,263	2,444
Other taxes and fees	367	931
Regulatory fees and assessments	3,479	31,909
Rent	30,611	54,193
Supplies	6,511	8,101
Telephone	11,339	14,773
Depreciation	1,469	2,684
Interest	7,287	3,436
Miscellaneous	5,007	2,111
Total expenses	279,587	372,253
Income (loss) before income taxes	17,321	(1,828)
Income taxes	2,130	847
Net income (loss)	$15,191	($2,675)

See accompanying notes.

D. R. Mayo & Company, Inc.
Statement of Changes in Stockholder's Equity
Years ended September 30, 2004 and 2003

	Common stock Shares	Common stock Amount	Additional paid-in-capital	Retained earnings (deficit)	Stock-holder's equity
Balances as of September 30, 2002	1,000	$15,000	$342,594	($336,540)	$21,054
Net capital wthdrawal	--	--	(3,000)	--	(3,000)
Net income (loss)	--	--	--	(2,675)	(2,675)
Balances as of September 30, 2003	1,000	15,000	339,594	(339,215)	15,379
Net income (loss)	--	--	--	15,191	15,191
Balances as of September 30, 2004	1,000	$15,000	$339,594	($324,024)	$30,570

See accompanying notes.

D. R. Mayo & Company, Inc.
Statement of Cash Flows
Years ended September 30, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net income (loss)	$15,191	($2,675)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Loss (gain) on investment	--	660
Depreciation	1,467	2,684
Changes in current assets and liabilities		
Commissions receivable	1,359	(9,489)
Prepaid expenses	(1,723)	--
Accounts payable	(20,041)	20,469
Accrued employee expenses	92	(1,684)
Income taxes receivable and payable	479	(800)
Cash provided (used) by operating activities	(3,176)	9,165
Cash flows from investing activities		
Sale of investment	--	2,145
Change in deposits and other assets	3,009	--
Cash provided (used) by investing activities	3,009	2,145
Cash flows from financing activities		
Net capital withdrawal	--	(3,000)
Cash provided (used) by financing activities	--	(3,000)
Change in cash	(167)	8,310
Cash, beginning of year	26,251	17,941
Cash, end of year	$26,084	$26,251
Supplemental disclosure		
Cash paid for income taxes	$1,651	$1,647
Cash paid for interest	$7,287	$3,436

See accompanying notes.

D. R. Mayo & Company, Inc.
Notes to Financial Statements
September 30, 2004

Note 1 – Summary of significant accounting policies

Basis of presentation
D. R. Mayo & Company, Inc., (Company), incorporated and principally located in San Francisco, California since December 19, 1980, is registered with the National Association of Securities Dealers (NASD) as a broker-dealer in the sale of securities. The Company is exempt from Securities Exchange Commission Rule 15c3-3 because it does not handle securities or carry customer accounts. A single securities clearing broker clears virtually all transactions executed on behalf of customers of the Company.

Cash
For purposes of the accompanying statement of cash flows, cash consists of cash on deposit with a commercial bank and with the securities clearing broker.

Property and equipment
The Company capitalizes the cost of property and equipment, consisting of office and computer equipment, furniture and leasehold improvements, exceeding $2,000. The Company computes depreciation using the straight-line method based on the useful lives of office and computer equipment and furniture of five years and of leasehold improvements the shorter of the useful lives or the remaining terms of the related leases. Differences between financial statement and income tax depreciation are not material.

Security transactions and commissions
The Company records revenues and expenses related to security transactions based on the accounting method used by its securities clearing broker, which is on a settlement-date basis. Net commission revenue on unsettled transactions as of September 30, 2004 and 2003 is not material.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in these financial statements, notes and supplemental information. Actual results could differ from those estimated.

D. R. Mayo & Company, Inc.
Notes to Financial Statements
September 30, 2004

Note 1 – Summary of significant accounting policies (continued)

Estimated fair value of financial instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature or bear interest at current market rates.

Note 2 – Commissions receivable

As of September 30, 2004, the Company had a commission receivable from its securities clearing broker for net commissions due the Company and earned during the month of September 2004 that totaled $20,539 (2003 - $21,718). The Company received such net commissions during October 2004 and included the amount as an allowable asset in its net capital computation (Note 6).

Note 3 – Legal and arbitration

During the year ended September 30, 2001, the Company, its sole shareholder and its securities clearing broker settled two customer claims arising from trading activity with one former broker-employee. One claimant settled on November 9, 2000 for $290,000, including $250,000 chargeable to the Company and $30,000 chargeable to its sole shareholder. The other claimant settled on May 31, 2001 for $125,000, including $50,000 chargeable to the Company and $75,000 chargeable to its sole shareholder. Related attorney fees during the years ended September 30, 2002 totaled approximately $5,000.

During September 2002, the sole shareholder paid the second settlement note of $75,000, interest thereon of $7,500 and legal fees of approximately $25,000. The Company accrued $23,000 of the legal fees as of September 30, 2001. The sole shareholder and the Company agreed, in light of their relative shares of the settlements, to allocate the accrued legal fees to the sole shareholder. Consequently, the Company reported legal fee "expense" totaling $18,031 for the year ended September 30, 2002.

Note 4 – Taxes on income

Current income tax expense during the years ended September 30, 2004 and 2003 reconciles as follows:

	2004	2003
Federal	$ -	$ -
State	2,130	847
Total current income tax expense	$2,130	$ 847

During the years ended September 30, 2004 and 2003, statutory income tax rates did not match financial statement rates due to loss carry forwards, carry backs and minimum franchise taxes.

The Company incurred income tax losses in previous years and, after prior carry backs, has approximately $320,000 to carry forward to future years for federal purposes ($151,000 for purposes of California taxes on income). The loss carry forwards expire during the tax years ending September 30, 2021 through 2022 (September 30, 2006 through 2007 for California). The management of the Company believes it is more likely than not it will not benefit from the loss carry forward. Accordingly, the Company recorded a 100% valuation allowance against the deferred tax asset resulting from the loss carry forward.

Other deferred income tax assets and liabilities arising from timing difference between financial statement and income tax asset, liability, income and expense recognition are not material to the financial condition of the Company.

Note 5 – Commitments

Rent expense incurred by the Company for its office facilities under cancelable operating leases and including certain building use charges and taxes, during the year ended September 30, 2004 totaled $30,611 (2003 - $54,193).

The securities clearing broker of the Company requires the Company to maintain a minimum deposit of $25,000. As of September 30, 2003, the Company maintained a deposit of $21,606. Through an informal agreement with the securities clearing broker, they agreed to withhold $1,000 of net commission income each month and deposit it into the minimum deposit account of the Company until the minimum deposit reached at least $25,000.

Note 6 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of total aggregate indebtedness times 6⅔% and $5,000. As of September 30, 2004, the net capital of the Company exceeded the minimum net capital requirement by $20,622 (2003 - $2,677).

In the opinion of management, the Company maintained the required minimum net capital during the years ended September 30, 2004 and 2003.

Report of Independent Auditors on Supplemental Information

Board of Directors
D. R. Mayo & Company, Inc.

We have audited the financial statements of D. R. Mayo & Company, Inc. for the years ended September 30, 2004 and 2003, and have issued our report thereon dated November 17, 2004. Our audits were made primarily for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
November 17, 2004

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

D. R. Mayo & Company, Inc.
Statement of Changes in Liabilities Subordinated to Claims of the General Creditors
Year ended September 30, 2004

Balance, beginning of year	$–
Increase (decrease)	–
Balance, end of year	$–

D. R. Mayo & Company, Inc.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
September 30, 2004

Net Capital

Total stockholder's equity	$30,570
Adjustments for non-allowable assets	
Property and equipment, net	2,001
Deposits and other assets	2,947
Total adjustments	4,948
Net capital	$25,622

Total Aggregate Indebtedness

Total liabilities	$20,821
Total aggregate indebtedness	$20,821

Computation of Basic Net Capital Requirement

Total aggregate indebtedness times 6⅔%	$1,388
Minimum net capital requirement for reporting broker	$5,000
Basic net capital requirement (greater of $1,388 and $5,000)	$5,000
Excess net capital	$20,622
Excess net capital at 1,000%	
Net capital less 10% of total aggregate indebtedness	$23,540
Ratio of total aggregate indebtedness to net capital	0.81

D. R. Mayo & Company, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4)
September 30, 2004

Reconciliation with the Computation of the Company included in Part IIA of Form X-17A-5 as of September 30, 2004

Net capital reported in the unaudited Part IIA FOCUS report of the Company	$26,741
Net audit adjustments	1,119
Net capital, as reported herein	$25,622
Total aggregate indebtedness reported in the unaudited Part IIA FOCUS report of the Company	$19,702
Net audit adjustments	1,119
Total aggregate indebtedness, as reported herein	$20,821

D. R. Mayo & Company, Inc.
Computation for the Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2004

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (k)(i)(C) is met.

D. R. Mayo & Company, Inc.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2004

A supplementary report pursuant to Rule 17a-5(d)(4) and the information relating to possession or control requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
D. R. Mayo & Company, Inc.

We have audited the financial statements of D. R. Mayo and Company, Inc. for the years ended September 30, 2004 and 2003, and have issued our report thereon dated November 17, 2004. As part of our audits, we made a study and evaluation of the system of internal accounting control of the Company to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of net capital and total aggregate indebtedness under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the Commission. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate. Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of D. R. Mayo and Company, Inc., taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of the Company were adequate as of September 30, 2004 and 2003, to meet the objectives of the Commission.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
November 17, 2004